UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
3 April 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Medivation, Inc.

File No. 1-32836 - CF# 30566

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Medivation, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from Exhibit 10.15 to a Form 10-K filed on March 15, 2010, as modified by the same contract refiled with fewer redactions as Exhibit 10.15 to a Form 10-K/A filed on March 24, 2014.

Based on representations by Medivation, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.15 to Form 10-K filed March 15, 2010   through December 31, 2023
Exhibit 10.15 to Form 10-K/A filed March 24, 2014   through December 31, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary